





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69267

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BRILLIQUID LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

51 JOHN F. KENNEDY PKWY, FIRST FLOOR WEST
(No. and Street)

SHORT HILLS	NJ	07078
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANDREW MACINNES (973) 218-2438
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HAYNIE & CO.
(Name – *if individual, state last, first, middle name*)

50 WEST BROADWAY, SUITE 600	SALT LAKE CITY	UT	84101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BRILLIQUID LLC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-69267

YEAR ENDED DECEMBER 31, 2017

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(e)(3) as a
PUBLIC DOCUMENT

BRILLIQUID LLC

TABLE OF CONTENTS



Haynie & Company

Certified Public Accountants   (a professional corporation)
50 West Broadway, Suite 600 Salt Lake City, UT 84101 (801) 532-7800   Fax (801) 328-4461

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Brilliquid, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Brilliquid, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Brilliquid, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Brilliquid, LLC's management. Our responsibility is to express an opinion on Brilliquid, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Brilliquid, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Haynie & Company

Haynie & Company
We have served as Brilliquid, LLC's auditor since 2014.
Salt Lake City, Utah
February 16, 2018

PrimeGlobal

An Association of
Independent Accounting Firms

1785 West Printers Row	5974 South Fashion Pointe Dr., Suite 120	1221 West Mineral Avenue, Suite 202	873 North Cleveland Avenue	2702 N Loop 1604 East, Suite 202
Salt Lake City, Utah 84119	South Ogden, Utah 84403	Littleton, Colorado 80120-4544	Loveland, Colorado 80537	San Antonio, Texas 78232
(801) 972-4800	(801) 479-4800	(303) 734-4800	(303) 577-4800	(210) 979-0055

OATH OR AFFIRMATION

I, ANDREW MACINNES _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

BRILLIQUID LLC _____ , as

of FEBRUARY 16 _____ , 20 18 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

CEO
_____
Title


Notary Public

DANIEL S. O'CONNELL
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires April 27, 20 20

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRILLIQUID LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS		
Cash	$	219,365
Prepaid expenses		13,108
Deposits		10,458
TOTAL ASSETS	$	242,931

LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	$18,116
Due to related parties		3,414
TOTAL LIABILITIES		21,530

MEMBER'S EQUITY		221,401
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	242,931

The accompanying notes are an integral part of these financial statements.

1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Brilliquid LLC (the "Company") became a registered securities broker-dealer on October 4, 2013 with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investors Protection Corporation ("SIPC").

The Company is an investment bank focused on providing brokerage and investment banking services to companies and institutional investors. Investment banking efforts, principally equity and equity-linked capital raising, are focused on small to mid-capitalization public companies as well as private companies. The Company engages in private placements of registered and unregistered offerings acting primarily as a placement agent. The Company ceased operations of its alternative trading system ("ATS") previously registered with the SEC. The Company does not have any proprietary trading accounts, nor does it hold cash or securities for or on behalf of any customers or clients.

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The company's agreements with its clearing brokers provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act").

Use of Estimates

The preparation of financial statements in accordance with Generally Accepted Accounting Principles ("GAAP") requires management to make certain estimates and assumptions in determining reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Cash

The Company maintains cash balances at various financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's accounts at these institutions may, at times, exceed the federally insured limits.

BRILLIQUID LLC

NOTES TO FINANCIAL STATEMENTS

2 – RELATED PARTY TRANSACTIONS

The Due to Related Parties balance represents amounts payable to the CEO of the Company.

The Company is wholly owned by Brill Companies LLC (the "Holding Company"). When the Company requires additional cash for its operations, the Holding Company will make additional capital contributions to cover the expenses and meet any regulatory requirements.

3 – REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $197,835, which exceeded requirements by $192,835. The ratio of aggregate indebtedness to net capital was .11 to 1.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii).

4 – COMMITMENTS

The Company is obligated under a lease agreement for office space. The initial term of the lease began September 1, 2017 and ends March 31, 2018. The following is a schedule of future minimum lease payments. On January 1, 2018, The Company's lease agreement for office space was extended until October 31, 2018. The minimum lease commitment in 2018 is $2,387.

Year Ending December 31		Amount
2018	$	2,387
2019 and After		-
Total	$	2,387

Rent charged to expense for the year ended December 31, 2017 was approximately $3,035.

5 – SUBSEQUENT EVENTS

On January 10, 2018, The Company entered into a fully disclosed clearing agreement with Interactive Brokers LLC.

The Company has performed an evaluation of subsequent events through February 16, 2018, the date the financial statements were issued. The evaluation did not result in any additional required disclosures or adjustments.

See report of independent registered public accounting firm.